SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No 8)

                              Quality Systems, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)


                                    747582104
                                 (CUSIP Number)


                              Paul W. Sweeney, Esq.
                 KIRKPATRICK & LOCKHART PRESTON GATES ELLIS LLP
                   10100 Santa Monica Boulevard, Seventh Floor
                              Los Angeles, CA 90067
                                 (310) 552-5000
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  July 9, 2007
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 747582104                                           Page 2 of 6 pages


1.  NAME OF REPORTING PERSONS
         Ahmed Hussein

    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    ###-##-####

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

3.  SEC USE ONLY

4.  SOURCE OF FUNDS   PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2 (E)

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    United States and Egypt

7.  SOLE VOTING POWER
    4,651,600

8.  SHARED VOTING POWER
    0

9.  SOLE DISPOSITIVE POWER
    4,651,600*

10. SHARED DISPOSITIVE POWER
    0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    4,651,600*

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.1% (based on 27,122,955 shares of Common Stock outstanding on June 8, 2007) according to the Company's Annual Report on Form 10K for the year ended March 31, 2007 and filed with the SEC on June 8, 2007).

14. TYPE OF REPORTING CLASS
    IN
___________
* Includes options to purchase 44,000 shares.

CUSIP No. 747582104                                            Page 5 of 6 pages


INTRODUCTION

This Amendment No. 8 ("Amendment No. 8") amends Amendment No. 7 to the Schedule 13D filed with the Securities and Exchange Commission on July 7, 2005 ("Amendment No. 7") by Ahmed Hussein (the "Reporting Person") relating to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of Quality Systems, Inc., a California corporation (the "Company") in the following respects only:


Item 4.  Purpose of transaction.

In Amendment No. 7, the Reporting Person disclosed, among other things, that he intended to cumulate his votes at the 2005 Annual Meeting of Stockholders of the Company and planned to nominate different directors than those proposed by Sheldon Razin, Chairman of the Board, and the directors of the Company aligned with him.

The Reporting Person remains concerned about the structure of the Board of Directors of the Company and the corporate governance of the Company under the control of a majority of them. In 2006, after the filing of Amendment No. 7, the Reporting Person indicated to the Company that he intended to nominate three individuals (the "Hussein Nominees") to stand for election to the Company's Board of Directors at its 2006 Annual Meeting of Stockholders and to solicit proxies in support of their election. After being approached by the Company, the Company and the Reporting Person entered into a settlement agreement dated August 8, 2006(the "Settlement Agreement") whereby the Company agreed to nominate the Hussein Nominees for election to the Board at the 2006 Annual Meeting of Stockholders and the 2007 Annual Meeting of Stockholders (together, the "Annual Meetings"). In exchange, the Reporting Person agreed in the Settlement Agreement, among other things, to refrain from submitting any stockholder proposal or director nominations at the Annual Meetings and to terminate his pending litigation with the Company concerning the election of directors in connection with the 2005 annual meeting.

QSI described its understanding of the terms of the Settlement Agreement in its Definitive Proxy Statement filed with the Securities and Exchange Commission on July 9, 2007. The Company's interpretation of the Settlement Agreement is substantially different from the understanding of the Reporting Person when he entered into the Settlement Agreement. The Reporting Person disputed (and continues to dispute) the Company's interpretation and asked that the dispute be disclosed to QSI's shareholders. To date, the Company has not disclosed the dispute even though the Reporting Person and other minority directors believe the dispute to be material. In order to resolve the dispute, the Reporting

Person offered to enter into binding arbitration with QSI. The Company did not respond to the offer of binding arbitration nor did it provide the Reporting Person with all of the information he and other minority directors requested.

With improved corporate governance, the Reporting Person has a belief in the potential of the Company and in no way intends to undermine or defame the Company nor imply that the Company engaged in any wrongful, improper or unlawful conduct.

Since the Reporting Person entered into the Settlement Agreement he has held the Common Stock for investment. The Reporting Person does not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D, except as set forth herein. The Reporting Person intends to review his investment in the Company on a continuing basis. Depending on various factors including, without limitation, the Company's financial performance and his investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, future developments at the Company, his views of the manner in which the Company is governed in the future, and he may in the future take such actions with respect to his investment in the Company as he deems appropriate including, without limitation:

    o     continuing to hold his shares for investment;

    o     purchasing additional shares of Common Stock;

    o     selling some or all of his shares;

    o commencing legal proceedings against the Company seeking to declare or enforce his interpretation of the Settlement Agreement;

    o following the Standstill Period set forth in the Settlement Agreement, pursuing discussions with other stockholders and third parties regarding alternatives for corporate governance involving the Company or to maximize shareholder value therein

    o following the Standstill Period set forth in the Settlement Agreement, seek to change the composition of and/or seek further representation on the Board and solicit proxies or written consents from other stockholders of the Company; or

    o changing his intention with respect to any and all matters referred to in this Item 4.

Item 7.  Material to be filed as exhibits.

1. Settlement Agreement dated August 8, 2006 between Quality Systems, Inc. and Ahmed Hussein (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed August 9, 2006).

CUSIP No. 747582104                                            Page 6 of 6 pages



                                                Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 30, 2007.


                                            /s/  Ahmed Hussein
                                            ------------------
                                                 Ahmed Hussein